FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of 9 February 2005


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






BG Group plc
9 February 2005


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 2,753,911
Bank of New York Nominees - 1,486,770
Northern Trust - 244,852
Chase Nominees Ltd - 10,765,593
BT Globenet Nominees Ltd - 272,761
Midland Bank plc - 3,951,818
Cede & Co. - 98,300
Bankers Trust - 817,400
Barclays Bank - 146,000
Citibank London - 1,300
Royal Trust - 1,400
Nortrust Nominees - 2,951,269
Royal Bank of Scotland - 44,500
MSS Nominees Limited - 41,500
State Street Bank & Trust Co - 65,000
Citibank - 1,300
Citibank NA - 14,400
HSBC Bank plc - 2,500
Mellon Bank NA - 89,500
ROY Nominees Limited - 11,900
Mellon Nominees (UK) Limited - 574,048
HSBC - 12,500
JP Morgan Chase Bank - 776,879
TOTAL Capital Guardian Trust Company 25,125,401

State Street Nominees Limited - 403,286
Bank of New York Nominees - 6,771,575
Northern Trust - 2,176,841
Chase Nominees Ltd - 3,585,313
Midland Bank plc - 188,800
Bankers Trust - 322,577
Barclays Bank - 262,600
Citibank London - 667,968
Morgan Guaranty - 381,600
Nortrust Nominees - 5,247,231
Royal Bank of Scotland - 266,900
MSS Nominees Limited - 3,600
State Street Bank & Trust Co - 945,966
National Westminster Bank - 17,800
Lloyds Bank - 2,300
Citibank - 75,964
Citibank NA - 1,400
Deutsche Bank AG - 1,343,907
HSBC Bank plc - 1,319,369
Mellon Bank NA - 314,065
Northern Trust AVFC - 165,074
KAS UK - 48,053
Mellon Nominees (UK) Limited - 96,700
Bank One London - 221,200
Clydesdale Bank plc - 8,400
JP Morgan Chase Bank - 2,800
TOTAL Capital International Limited 24,841,289

Bank of New York Nominees - 12,200
Northern Trust - 10,900
Chase Nominees Ltd - 880,071
Credit Suisse London Branch - 1,400
Midland Bank plc - 16,600
Barclays Bank - 6,000
Citibank London - 10,100
Nortrust Nominees - 1,500
Morgan Stanley - 2,000
Royal Bank of Scotland - 58,511
J.P. Morgan - 61,837
State Street Bank & Trust Co. - 65,000
National Westminster Bank - 16,900
Lloyds Bank - 41,159
Citibank NA - 9,500
Deutsche Bank AG - 19,300
HSBC Bank plc - 200,100
HSBC - 2,000
TOTAL Capital International SA 1,415,078

State Street Nominees Limited - 1,756,427
Bank of New York Nominees - 626,213
Northern Trust - 31,800
Chase Nominees Ltd - 2,333,420
Midland Bank plc - 47,500
Bankers Trust - 17,800
Citibank London - 35,300
Brown Bros. - 6,600
Nortrust Nominees - 249,613
Royal Bank of Scotland - 4,000
State Street Bank & Trust Co. - 159,132
Sumitomo Trust and Banking - 2,500
Citibank - 21,877
RBSTB Nominees Ltd - 2,300
Citibank NA - 391,232
HSBC Bank plc - 66,937
JP Morgan Chase Bank - 79,100
TOTAL Capital International Inc 5,831,751

State Street Nominees Limited - 43,341,737
TOTAL Capital Research and Management Company 43,341,737

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

8 February 2005

12. Total holding following this notification

100,555,256 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

2.844%

14. Any additional information

Previously notified 3.97% on 31 January 2005

Shares in issue as at 9 February 2005 - 3,535,965,416

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

9 February 2005

www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 9 February 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary